Saskatchewan Industry and Resources
Saskatchewan Geological Survey

MINERAL RESOURCE MAP OF SASKATCHEWAN

2000 Edition



WESTERN CRATON
MUDJATIK
URANIUM CITY
Lake Athabasca
STONY RAPIDS
CARSWELL STRUCTURE
ATHABASCA BASIN
WESTERN CRATON
PETER LAKE
WATHAMAN BATHOLITH
WOLLASTON
MUDJATIK
VIRGIN RIVER
ROTTENSTONE
LA RONGE
KISSEYNEW
GLENNIE
FLIN FLON
CHURCHILL RIVER
LA LOCHE
BUFFALO NARROWS
PATUANAK
PINEHOUSE LAKE
SOUTHEND
SANDY BAY
LA RONGE
FLIN FLON
LLOYDMINSTER
PRINCE ALBERT
NORTH BATTLEFORD
MELFORT
HUDSON BAY
SASKATOON
HUMBOLDT
KINDERSLEY
YORKTON
MELVILLE
SWIFT CURRENT
MOOSE JAW
REGINA
MAPLE CREEK
ASSINIBOIA
WEYBURN
ESTEVAN

LEGEND

- Uranium potential
- Base metal potential
- Gold potential
- Diamond potential
- Major peat resource potential
- Carbon dioxide (CO_2) resource potential
- Oil fields
- Gas fields
- Coal fields
- Potash and salt resource areas
- Carnallitic regions (magnesium)

SYMBOLS

- Edge of Precambrian Shield
- Precambrian domain boundaries and names
- Major bounding shear zones
- Major faults
- Roads
- Cities
- Towns

SCALE

25 0 25 50 75 Kilometers

25 0 25 50 Miles

Although the Department of Industry and Resources has exercised all reasonable care in the compilation, interpretation, and production of this map, it is not possible to ensure total accuracy, and all persons who rely on the information contained herein do so at their own risk. The Department of Industry and Resources and the Government of Saskatchewan do not accept liability for any errors, omissions, or inaccuracies that may be included in, or derived from, this map.

† Mine = Past, present, and test producing mines
Deposit = Deposits (calculated reserves) and developed prospects (drilling delineated mineralization)
Showing = Mineral occurrence with assays

Precambrian Shield information compiled by: G.D. Delaney, D.G. MacDougall, and W.L. Slimmon.
Phanerozoic Basin information compiled by: L.I. Kelley and L.K. Kreis.
GIS and digital cartography by: W.L. Slimmon.
CAD by: L. Borisinkoff.
Copy editing by: C.L. Brown.

This map is available from:
Saskatchewan Industry and Resources
Publications Office
2101 Scarth Street
Regina, SK Canada S4P 3V7

KEY TO NUMBERED MINERAL DEPOSITS†

URANIUM

1. Dewdney Island and Laird Island deposits
2. Don Henry deposit
3. Arty Lake deposit
4. Pitch-ore Mine (closed)
5. Beta Gamma Mine (closed)
6. Eldorado HAB Mine (closed) and Baska prospect
7. Eldorado Eagle Mine (closed) and ABC deposit
8. National Explorations and Eldorado Dubyna mines (closed) and Strike deposit
9. Eldorado Ace-Fay, Nesbitt Labine (Eagle-Ace), and Beaverlodge mines (closed)
10. Eldorado Verna Mine and Bolger Open Pit (closed)
11. Martin Lake Mine (closed)
12. Cinch Lake Mine (closed)
13. Rix-Athabasca, Smitty, Leonard, and Cayzor Athabasca mines (closed); St. Michael deposit
14. Lorado Mine (closed) and Uranium Ridge deposit
15. Black Bay/Murmac Bay Mine (closed)
16. Consolidated Nicholson Bay and Fish Hook Bay mines (closed)
17. Gulch Mine (closed)
18. Gunnar Mine (closed)
19. Johnson Island deposit
20. Stewart Island deposit
21. Maurice Bay deposit
22. Hawker Lake deposit
23. VIC Claims deposit
24. Matthews Lake deposit
25. Fond-du-Lac deposit
26. Spreckley Lake and David deposits
27. Charlebois Lake deposits
28. Leo deposit
29. Mozzie Lake deposit
30. Row, West Row, and ART deposits
31. Higginson Lake (Dianne) deposit
32. Fisher-Hayes and Paisley Lake deposits
33. Nisto Mine (closed)
34. Corrigan (Guppy Lake) deposit
35. Cluff Lake Mine - Claude deposit (mined out)
36. Cluff Lake Mine - Dominique-Peter and Dominique-Janine deposits (underground mining; COGEMA Res. Inc.), 'D', 'N' and 'OP' deposits (mined out)
37. Shea Creek deposit
38. Midwest Mine (COGEMA Resources Inc., 70.5%; Denison Mines Ltd., 25%; OURD [Canada] Co. Ltd., 4.5%; start-up 2003)
39. Dawn Lake deposit
40. JEB deposit (mined out)
41. McClean Lake Mine (North and South deposits; Sue A, B, and C deposits; COGEMA Resources Inc., 70%; Denison Mines Ltd., 22.5%; OURD [Canada] Co. Ltd., 7.5%)
42. Eagle Point Mine (Cameco Corp.)
43. Collins Bay 'A' and 'B' Zone deposits (mined out)
44. Rabbit Lake Mine (mined out); mill processing Eagle Point Mine ore
45. Horseshoe and Raven deposits
46. La Rocque Lake deposit
47. Close Lake deposit
48. Cigar Lake Mine (Cigar Lake Mining Corp. = Cameco Corp., 50.025%; COGEMA Resources Inc., 37.1%; Idemitsu Uranium Exploration Canada Ltd., 7.875%; TEPCO Resources Inc., 5%; start-up 2001)
49. Wolf Lake and Sand Lake deposits
50. West Bear deposit
51. McArthur River Mine (P2 Zone deposit; Cameco Corp., 69.805%; COGEMA Resources Inc., 30.195%)
52. McArthur River - BJ Zone deposit
53. McArthur River - Harrigan Zone deposit
54. Key Lake Mine - Gaertner and Deilmann deposits (mined out); mill (Cameco Corp., 83.333%; COGEMA Resources Inc., 16.667%) processing McArthur River Mine ore
55. Moore Lake showing
56. Burbidge Lake (BURR) deposit
57. Duddridge Lake (Thor) deposit
58. La Ronge Mine (closed)

COPPER-NICKEL AND COPPER-COBALT

1. Dianne Lake deposit
2. Dinty Lake deposit
3. Currie Lake deposit
4. Axis Lake and Rea Lake deposits
5. Dumas Lake deposit
6. Rottenstone Mine (closed)
7. Gochager Lake deposit
8. Triangle Lake deposit
9. Nemeiben Lake (Dunlop) deposit
10. Howard (Little Clam) Lake deposit
11. Knife (Mokoman) Lake deposit
12. Uskik Lake deposit
13. Hidden Lake deposit
14. Kipahigan Lake deposit
15. Namew Lake Mine (closed) (in Manitoba)

LEAD-ZINC

1. Johnson Lake (Marina) showing
2. George (Brakewell) Lake deposit
3. Deception Lake showing
4. Sito Lake deposits
5. Fable Lake showing
6. Western Nuclear Mine (closed)

POTASH AND SALT

1. Vanscoy potash mine (Agrium Inc.)
2. Cory Division potash mine (Potash Corp. of Sask. Inc.) (by-product $CaCl_2$ brine)
3. Patience Lake Division potash solution mine (Potash Corp. of Sask. Inc.)
4. Allan Division potash mine (Potash Corp. of Sask. Inc.)
5. Colonsay potash mine (I.M.C. Kalium Inc.)
6. Lanigan Division potash mine (Potash Corp. of Sask. Inc.)
7. Esterhazy K-1 and K-2 potash mines (I.M.C. Kalium Inc.)
8. Rocanville Division potash mine (Potash Corp. of Sask. Inc.)
9. Belle Plaine potash solution mine (I.M.C. Kalium Inc.) and fine salt plant (processes waste salt from potash mine) (Canadian Salt Co. Ltd.)
10. Unity solution salt mine and plant (Sifto Canada Inc.)
11. Saskatoon chloride based chemical plant (Sterling Pulp Chemicals)

SODIUM SULPHATE AND POTASSIUM SULPHATE

1. Aroma Lake sodium sulphate deposit
2. Whiteshore Lake sodium sulphate plant (Millar Western Industries Ltd.)
3. Lydden Lake sodium sulphate deposit
4. Muskiki Lake sodium sulphate deposit
5. Berry Lake sodium sulphate deposit
6. Little Manitou Lake sodium sulphate deposit
7. Bitter Lake sodium sulphate deposit
8. Ingebrigt Lake sodium sulphate plant (Saskatchewan Minerals)
9. Vincent Lake sodium sulphate deposit
10. Snakehole Lake sodium sulphate plant (closed)
11. Verlo East sodium sulphate deposit
12. Chaplin Lake sodium sulphate plant (Saskatchewan Minerals)
13. Frederick Lake (Bishopric) sodium sulphate plant (closed)
14. Horseshoe (Shoe) Lake sodium sulphate plant (AIRborne Industrial Minerals Inc.)
15. Ceylon Lake (Salt Lake) sodium sulphate deposit
16. Sybouts East (East Coteau Lake) sodium sulphate plant (closed)
17. Alsask Lake potassium sulphate plant (Potasium Sulphate Co. Alsask Inc.)
18. Big Quill Lake potassium sulphate plant (Big Quill Resources)

CLAY RESOURCES

1. Saskatoon clay quarry and plant (Cindercrete Products Ltd.)
2. Ravenscrag clay quarry (brick) (IXL Industries Ltd.)
3. PR-1 clay quarry (stoneware) (Plainsman Clays)
4. PR-3 clay quarry (stoneware) (Plainsman Clays)
5. Eastend clay quarry
6. Frenchman clay prospect
7. Wood Mountain - Fir Mountain kaolin prospect
8. Flintoft clay pit (refractory and ball clay) (closed)
9. Gollier Creek kaolin deposit
10. Rockglen clay pit (refractory and ball clay) (IXL Industries Ltd.)
11. St. Victor bentonite deposit (swelling bentonite)
12. Readlyn ball clay deposit
13. Willows clay pit (refractory and ball clay)
14. A.P. Green Claybank brick plant (closed)
15. Truax bentonite quarry (stoneware) (Canadian Clay Products Inc.)
16. Wilcox bentonite plant (Canadian Clay Products Inc.)

COAL AND PEAT

1. Lac La Ronge lignite (sub-bituminous) deposit
2. Carrot River Peat Moss Mine (Premier Sask. Inc.)
3. Carrot River peat moss plant (Premier Sask. Inc.)
4. Poplar River mine (Luscar Ltd.)
5. Boundary Dam (Shand, Costello, and Utility) Mine (Luscar Ltd.)
6. Bienfait Mine (Luscar Ltd.)

BUILDING MATERIALS

1. Neyrink Lake black and grey granite (diorite) building stone
2. Sahli green granite building stone
3. Deschambault marble (dolomite) quarry (Graham Construction and Engineering (1985) Ltd.)
4. Mystic Lake "Verde Antique" marble (veined amphibolite) building stone
5. McNally Lake buckskin marble (dolomite) building stone
6. Amisk Lake red marble (dolomite) building stone
7. Waskwei River cement rock deposit
8. Hudson Bay cement rock deposit

SILICA SAND

1. Bow River silica sand deposit
2. Nipekamew River silica sand deposit
3. Wappaweka Lake silica sand deposit
4. Hanson Lake silica sand deposit
5. Red Deer River silica sand quarry (Red Deer Silica)

GOLD

1. Neeley Lake deposit
2. Box Mine (closed) and deposit
3. Athona Mine (closed) and deposit and Greenlee/Anderson deposit
4. ELA deposit
5. Camille Bay deposits
6. Nirdac Creek showing
7. Ithingo Lake deposit
8. Rosie and Narrow Lake showings
9. Fleming Lake showing
10. Twin Zone and Wedge Lake deposits
11. Weedy Lake and Golden Heart deposits
12. Komis Mine (closed) and EP deposit
13. Corner Lake (Augustus) deposit and Oven Lake showing
14. Tower East and West deposits
15. Kaslo, Centre, and Narrow deposits
16. Jojay deposit
17. Star Lake and Jolu mines (closed) and Rod, Mallard, and Rush Zones (mined out)
18. Jasper Mine (closed) (Fork Lakes, Tamar, and Transom deposits)
19. Greywacke deposit
20. North Lake deposit
21. Contact Lake (Bakos zone) Mine (closed)
22. Preview North and South, PAP A, B, and C deposits
23. Sulphide Lake deposits
24. Lynx Lake (GEM) deposit
25. Seabee Mine (Claude Resources Inc.) and Boundary Zone deposit (ore milled at Seabee Mine) (Claude Resources Inc. and Currie Rose Resources)
26. Santoy Lake showings
27. Georges Lake showings
28. Brownell Lake showings
29. Manson Bay (Schotts Lake) deposit
30. Eccles Lake (Dolly) deposit
31. Graham Mine (closed) and deposit
32. Robinson Creek deposit
33. Prince Albert (Monarch) Mine (closed) and Laural Lake deposit
34. Newcor, Bootleg (Rio), and Henning-Maloney mines (closed)
35. Phantom Lake and McMillan mines
36. Simmie paleoplacer showing

COPPER-ZINC

1. Campbell River showings
2. Janice Lake showings
3. Jansem showings
4. Stackhouse Bay showing
5. Elephant Lake deposit
6. Discovery Lake deposits
7. Brabant Lake PEG/McKenzie deposit
8. Borys Lake deposit
9. Elizabeth Lake deposit
10. Anglo-Rouyn Mine (closed)
11. Pitching Lake deposit
12. SAD Zone (HBED Zone) deposit
13. Hook Lake (Gee Lake) deposit
14. Brownell Lake deposit
15. Bigstone Lake deposit
16. Miskat Lake deposit
17. McIlvenna Bay deposit
18. McDermott Lake (Balsam Zone) deposit
19. Ramsay (Quandt/Keputch) deposit
20. FON Zone deposit
21. Schotts Lake deposit
22. Otonadah Lake deposit
23. Black Prince showing
24. Flin Flon Mine (closed) and Callinan Mine (Hudson Bay Mining and Smelting Co. Ltd.)
25. Birch Lake and Flexar mines (closed)
26. Konuto Lake Mine (Hudson Bay Mining and Smelting Co. Ltd.)
27. Coronation Mine (closed)

IRON FORMATION

1. Fish Hook Bay showing
2. Triana deposit
3. Spence Lake showing
4. Nyberg Lake (VH) deposit
5. Ithingo Lake showing
6. Dot Lake showing
7. Kelsey Lake deposit
8. Choiceland deposit

RARE EARTH OCCURRENCES

1. Nisikkatch Lake - Hoidas Lake
2. Alces Lake
3. Archie Lake (+ uranium)
4. Maw Zone (+ uranium)
5. Kulyk Lake (+ uranium)
6. Jahala Lake (+ uranium)

KIMBERLITE OCCURRENCES

1. Sturgeon Lake
2. Candle Lake
3. Fort à la Corne kimberlite field

MISCELLANEOUS OCCURRENCES

1. Deep Bay graphite deposit
2. Pasquia Hills oil shale deposit
3. Bainbridge River nodular manganese